VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Schedules
December 31, 2024

VALIC Financial Advisors, Inc.
Index
December 31, 2024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50018

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **VALIC Financial Advisors, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2919 Allen Parkway

(No. and Street)

Houston	**TX**	**77019**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Cindy Burnette	**713-831-4132**	cindy.burnette@corebridgefinancial.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLC

(Name – if individual, state last, first, and middle name)

909 Poydras Street Suite 3100 **New Orleans**	**LA**	**70112**
(Address) (City)	(State)	(Zip Code)

October 20, 2003	**238**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Cindy Burnette_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___VALIC Financial Advisors, Inc._____, as of ___12/31_____, 2_024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: ___Chief Financial Officer_____

_____
Notary Public

ANGELA C SIMMONS
Notary ID #130068488
My Commission Expires
January 6, 2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of VALIC Financial Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VALIC Financial Advisors, Inc. (the "Company") as of December 31, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I - Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission, Schedule II - Computation of Determination of Reserve Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission, and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the U.S. Securities and Exchange Commission as of December 31, 2024 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of

PricewaterhouseCoopers LLP, 909 Poydras Street, Suite 3100, New Orleans, LA 70112
T: (504) 558 8200, www.pwc.com/us



1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

New Orleans, Louisiana
February 26, 2025

We have served as the Company's auditor since 2009.

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2024

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$ 64,883
Funds deposited with clearing organization	50
Accounts receivable	224
Accounts receivable from affiliates (Note 6)	1,066
Dealer concession receivable	1,515
Dealer concession receivable from affiliates	511
Advisory service fee receivable	50,277
Service fee receivable	1,027
Other assets	333
Total assets	$ 119,886

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$ 62
Accounts payable to affiliates (Note 6)	5,621
Commissions payable	14,590
Accrued liabilities	2,018
Federal income tax payable – current and deferred	9,581
State tax payable – current and deferred	4,609
Total liabilities	36,481

Commitments and contingencies (Note 7)

Stockholder's equity

Common stock, par value $1 per share	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1
Additional paid-in capital	4,030
Retained earnings	79,374
Total stockholder's equity	83,405
Total liabilities and stockholder's equity	$ 119,886

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2024

(in thousands of dollars)

Revenues	
Dealer concession revenue	$ 12,785
Dealer concession revenue from affiliates	117,539
Service fee income	18,617
Advisory service fees	198,260
Other	3,809
Total revenues	351,010
Expenses	
Commissions	199,632
General and administrative	32,697
Professional fees	9,506
Licenses and fees	2,750
Clearing fees	4,229
Total expenses	248,814
Income before taxes	102,196
Provision for income taxes (Note 8)	23,696
Net income	$ 78,500

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2024

(in thousands of dollars)

	Common Stock		Additional Paid-In Capital		Retained Earnings		Total
Balance at January 1, 2024	$	1	$	4,030	$	80,874	$	84,905
Dividends paid to Parent		-		-		(80,000)		(80,000)
Net income		-		-		78,500		78,500
Balance at December 31, 2024	$	1	$	4,030	$	79,374	$	83,405

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2024

(in thousands of dollars)

Operating activities	
Net income	$ 78,500
Reconciling adjustments to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Funds deposited with clearing organization	-
Accounts receivable from affiliates	696
Dealer concession receivable	(268)
Dealer concession receivable from affiliates	(42)
Advisory service fee receivable	(3,426)
Service fee receivable	(68)
Interest receivable	(36)
Other assets	71
(Increase) Decrease in operating liabilities	
Accounts payable	(313)
Accounts payable to affiliates	16,700
Commissions payable	545
Accrued liabilities	(100)
Net cash provided by operating activities	92,259
Financing activities	
Dividends paid to Parent	(80,000)
Net cash used in financing activities	(80,000)
Net decrease in cash and cash equivalents and restricted cash	12,259
Cash and cash equivalents:	
Beginning of year	52,624
End of year	$ 64,883
Supplemental cash flow information	
Federal and State taxes paid	$ 11,000
Reconciliation of cash and cash equivalents	
Reported in the Statement of Financial Condition	
Cash and cash equivalents	$ 64,883
Restricted cash	-
Total cash, cash equivalents, and restricted cash shown in the Statement of Cash Flows	$ 64,883

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2024

1.   Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), and prior to the separation, which is further referenced below an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). Subsequent to the separation, the Parent is an indirect, wholly owned subsidiary of Corebridge Financial, Inc. ("Corebridge"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to a clearing broker-dealer. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transaction directly to the appropriate company/sponsor.

On September 19, 2022, an initial public offering (the "IPO") was completed in which American International Group, Inc. ("AIG") sold 80.0 million shares of Corebridge Financial common stock to the public. Since the IPO, AIG has sold portions of its interest in Corebridge Financial through secondary public offerings and other transactions. As of December 31, 2024, AIG owned approximately 22.7% of the outstanding Corebridge Financial common stock.

On December 9, 2024, Nippon Life Insurance Company, a mutual company organized under the laws of Japan ("Nippon"), in accordance with a stock purchase agreement, dated as of May 16, 2024, completed its purchase of approximately 122 million shares of Corebridge Financial common stock, beneficially owned by AIG, representing 21.6% of the issued and outstanding Corebridge Financial common stock at signing. As of December 31, 2024, Nippon owned approximately 21.7% of the outstanding Corebridge Financial common stock.

The Company is a party to selling and agency agreements with American General Life Insurance Company ("AGL"), an indirect, wholly owned subsidiary of Corebridge, whereby the Company may offer and sell fixed and variable annuity products and other life insurance products issued by AGL. The Company is a party to selling and agency agreements with The United States Life Insurance Company in the City of New York ("USL"), an indirect, wholly owned subsidiary of Corebridge, whereby the Company may offer and sell fixed and variable annuity products issued by USL in the State of New York.

The Company is a party to a selling agreement with VALIC, an indirect, wholly owned subsidiary of Corebridge, whereby the Company may offer and sell fixed and variable annuity products issued by VALIC.

Segment Reporting

The Company is engaged in a single line of business as an introducing securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, asset management contracts, and investment advisory services. The Company has identified its Chief Financial Officer as the chief operation decision make ("CODM") who uses net income, as presented on the statement of operations, to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5 and Schedule I), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a

7

single reportable segment because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

2. **Significant Accounting Policies**

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Our provision for income taxes is calculated on a separate return basis. Prior to the IPO, the Company was included in the consolidated federal income tax return of AIG as well as certain state tax returns where AIG files on a combined or unitary basis. Our provision for income taxes is calculated on a separate return basis. Following the IPO, AIG owns a less than 80% interest in Corebridge, resulting in tax deconsolidation of Corebridge from the AIG Consolidated Tax Group and in a small minority of state jurisdictions which follow federal consolidation rules. In addition, under applicable tax law, the Company will not be permitted to join in the filing of a U.S. consolidated federal income tax return with other Corebridge subsidiaries for the five-year waiting period. Instead, the Company is expected to file separately during the five-year waiting period.

We calculate our provision for income taxes using the asset and liability method. This method considers the future tax consequences of temporary differences between the financial reporting and the tax basis of assets and liabilities measured using currently enacted tax rates. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Cash and Cash Equivalents
Cash of $1,092,000, at December 31, 2024 was deposited in financial institutions that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the respective financial institutions.

Cash equivalents of $63,791,000, at December 31, 2024 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to it having a weighted average maturity of three months or less.

Revenue Recognition
The Company's revenues are derived from dealer concession revenue, service fee income, advisory service fees, and other revenue, which primarily represents interest on cash. Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies. Advisory service fees represent fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives.

The following table presents revenue disaggregated by major source from contracts with customers and a reconciliation to revenues reported in the statement of operations.

(in thousands of dollars)

| | Year Ended December 31, 2024 | | |
	Affiliated	Non-Affiliated	Total
Dealer concession revenue			
Annuities	107,459	6,566	114,025
Group retirement plans	9,612	-	9,612
Mutual funds	-	4,662	4,662
Insurance	468	1,075	1,544
General securities	-	482	482
Total dealer concession revenue	117,539	12,785	130,325
Service fee income			
Mutual funds 12b1 fees	-	18,617	18,617
Total service fee income	-	18,617	18,617
Advisory service fees			
Investment advisory fees	-	198,260	198,260
Total advisory service fees	-	198,260	198,260
Total revenue from contracts with customers	117,539	229,662	347,201
Other	-	3,809	3,809
Total Revenue	117,539	233,471	351,010

The following discussion describes the nature, timing, and uncertainty of revenues and cash flows arising from the Company's contracts with customers.

Dealer Concession Revenue
Annuities and Group Retirement Plans
The Company earns revenue for selling affiliated and unaffiliated fixed and variable annuities. The sponsor provides compensation in the form of commissions on premiums collected, in accordance with the fixed rates applied, as a percentage based on the product type and term, to the amounts invested at the time of sale. The performance obligation is satisfied at the time of each individual sale. These are recognized daily and collected weekly.

Mutual Funds
The Company earns revenue for selling proprietary and non-proprietary mutual funds based on the selling agreements executed with the mutual fund companies. The Company makes reasonable effort to effect any purchases and redemptions of mutual fund shares in accordance with the terms and conditions of the funds' prospectus and statements of additional information at the public offering

price applicable to each order. The performance obligation is satisfied at the time of the sale of the mutual fund shares. A portion of the revenue (time of sale revenue) is based on a fixed rate applied, as a percentage, to the amounts invested at the time of sale. These are recognized daily and collected weekly. The remaining revenue (trail revenue) is recognized over the time the client owns the investment or holds the contract and is further described as service fee income below. Trail revenue fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Insurance
The Company receives revenue from selling various group, life, and disability insurance policies. The performance obligation is satisfied at the time of each individual sale. The revenue is based on a fixed rate applied, as a percentage, to the amounts invested at the time of sale. These are recognized daily and collected weekly.

Receivables
Receivables from contracts with customers related to dealer concession receivable and dealer concession receivable from affiliates are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to dealer concession receivable and dealer concession receivable from affiliates were $1,515,000 and $511,000, respectively, as of December 31, 2024.

Service Fee Income
Mutual Fund 12b-1 fees
The Company earns revenue for servicing fees from proprietary and non-proprietary mutual fund partners whose shares are offered and sold on the Company's investment advisory platforms. The selling agreements with the mutual fund companies include various shareholder servicing tasks (such as development, formulation and implementation of marketing and promotional activities, preparation, printing and distribution of prospectuses and reports) that have been deemed to be perfunctory in nature as the individual tasks identified in the contract are also included in the networking and sub-accounting services. The performance obligation is satisfied at the time of the sale of the shares and the revenue is recognized at the time of sale and recorded as dealer concession revenue. For the second and later years, the distribution fee is deemed to be variable consideration because it is dependent upon future net asset value ("NAV") and the holding period of the underlying assets. The transaction price after the first year is not recognized at the time the performance obligation is satisfied as it is variably constrained by factors outside the Company's control including the impact of market movements on NAV and the actions of the fund investors. The revenue will not be recognized until it is probable that a significant reversal will not occur, which is considered removed when NAV and the fund balances are calculated daily. Revenue from the 12b-1 fees are recognized at a point in time when the fees become known, which is dictated by the contract payout terms (i.e. weekly, bi-monthly, monthly, and quarterly). Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Receivables
Receivables from contracts with customers related to service fee receivables are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to service fee receivable was $1,027,000 as of December 31, 2024.

Advisory Service Fees
The Company earns revenues for providing investment advisory services for certain brokerage customer's managed accounts. The performance obligation for providing advisory services is considered a series of distinct services that are satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on

a fixed rate applied, as a percentage, to the customer's period end value or average daily value. Advisory service fees are accrued daily and invoiced to the customer on a monthly or quarterly basis.

Receivables
Receivables from contracts with customers related to advisory service fee receivables are recognized when the performance obligation is satisfied and the Company has the unconditional right to recognize the revenue. Receivables related to advisory service fee receivables was $50,277,000 as of December 31, 2024.

Fair Value Measurements
In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires management judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The Company has no financial instruments that are accounted for at fair value on a recurring basis at December 31, 2024. Management has determined that the fair value of the Company's cash and money market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as Level 1.

There were no Level 2 or Level 3 financial instruments at December 31, 2024. During 2024, there were no transfers of financial instruments between levels.

3. **Accounts Receivable, Dealer Concession Receivable, Advisory Service Fee Receivable, and Service Fee Receivable**

Amounts due to the Company at December 31, 2024 consisted of fees and commissions from the Company's clearing broker, product sponsors and fund companies. These receivables are short term in nature; therefore, the carrying value approximates fair value.

The Company continually monitors collections and payments and maintains an allowance, as appropriate, for credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The allowance for credit losses is based on an estimate of the amount of

potential credit losses in existing accounts receivable, as determined from a review of aging schedules, past due balances, historical collection experience and other specific account data. Careful analysis of the financial condition of our counterparties is also performed. If determined uncollectible, aged balances are written off as credit loss expenses, which would be included in other expenses on the statement of operations. Based on the Company's assessment as of December 31, 2024 and for the year then ended, the allowance and related provision for credit losses were not material.

4.   Deposits Held by Clearing Broker

Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a level of cash or securities on deposit with the clearing broker. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing broker. The Company has recognized $50,000 in cash with clearing organizations on the statement of financial condition to meet this requirement. As of December 31, 2024, there were no amounts owed to the clearing broker.

5.   Regulatory

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or 62/3% of aggregate indebtedness.

At December 31, 2024, the Company had net capital of $28,969,000, which was $26,538,000 in excess of its required net capital of $2,432,000. The ratio of aggregate indebtedness to net capital is 1.259 to 1. See Schedule I.

6.   Transactions With Affiliates

During 2024, the Company paid dividends to VALIC of $80,000,000.

SASCO charges the Company for various administrative services provided including salary and compensation. During 2024, the Company paid SASCO $44,678,000 for these services that are reflected in total expenses in the general and administrative section of the statement of operations.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices of $19,977,000 are allocated and paid by SunAmerica Services Company ("SASCO") based on the SASCO shared service agreement with VFA. These expenses are included in the general and administrative section of the statement of operations.

Dealer concession revenue from affiliates of $117,539,000 consists of concessions from sales of proprietary variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $511,000 represents amounts due at December 31, 2024 for these services.

During 2024, the Company engaged in selling fixed and variable annuity products of $75,129,000 and group plans of $9,401,000 offered by its Parent which are reflected in dealer concession revenue from affiliates and commissions in the statement of operations.

Accounts payable to affiliates of $5,621,000 at December 31, 2024 consists of various operating expenses due to SASCO.

During 2024, the Company paid $1,676,000 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of Corebridge, for sub-transfer agent fees deposited by the Company.

Accounts receivable associated with affiliates of $1,066,000 at December 31, 2024 consists of various operating expenses due from VALIC. The Company does not participate in a consolidated federal income tax return with Corebridge and is not subject to a tax sharing agreement. The Company will be permitted to join Corebridge tax sharing agreement after the five year waiting period. For the year ended December 31, 2024, the Company paid $11,000,000 for federal taxes..

Balances with affiliates are settled monthly.

At December 31, 2024 the Company had the following intercompany receivables and payables due to and from affiliates:

(in thousands of dollars)

	Due (To)	Due From
SunAmerica Services Company	$ 5,621	$ -
The Variable Annuity Life Insurance Company		1,066
	$ 5,621	$ 1,066

7. **Commitments and Contingencies**

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss related to these general indemnifications to be remote.

Additionally from time to time, the Company is involved in legal proceedings relating to products and practices of the Company and the Company's financial advisors including employment and other litigation and arbitrations with private claimants, and informal and formal requests for information, examinations, and investigations. Such investigations, inquiries or examinations could develop into administrative, civil or criminal proceedings or enforcement actions, in which remedies could include fines, penalties, restitution or alterations in the Company's business practices, and could result in additional expenses, limitations on certain business activities and reputational damage.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its retail customers buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has recorded no liabilities with regard to the right. During 2024, the Company was not required to pay the Clearing Broker any amounts for these indemnifications. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

8. **Income Taxes**

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with ASC 740 (Accounting for Income Taxes) are as follows for the year ended December 31, 2024:

(in thousands of dollars)

	Current	Deferred	Total
Federal	$ 20,875	$ (7)	$ 20,868
State income and franchise	2,753	75	2,828
	$ 23,628	$ 68	$ 23,696

Our actual income tax rate differs from the federal statutory tax rate due to the following:

Federal	21.0%
State Income and Franchise	2.19%
Effective Tax Rate	23.19%

The difference between the federal statutory tax rate of 21% and the Company's effective income tax rate of 23.19% for the year ending December 31, 2024 is primarily due to $2,234,000 of state income tax (net of federal benefit).

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the amounts used for income tax reporting purposes. These deferred liabilities are included in accounts payable from affiliates. As of December 31, 2024, the Company does not have any deferred tax assets. The significant components of the deferred tax liabilities are as follows:

(in thousands of dollars)

Deferred Tax Liabilities:

Legal & Professional Fee	$	(59)
State and Local Deferred Tax		10
Total deferred tax liabilities	$	(49)

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Based on this standard, the Company has concluded it has no positions for which a reserve for unrecognized tax benefits should be established.

The Company is currently under IRS examination for tax years 2011 through 2019 and is continuing to engage in the appeals process for tax years 2007 through 2010. Tax years 2020 through 2023 remain subject to examination by major state tax jurisdictions.

9.   **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 26, 2025, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of the U.S. Securities and Exchange Commission
December 31, 2024 Schedule I

(in thousands of dollars)

Net capital

Total stockholder's equity	$	83,405

Deductions and/or charges:
  Non-allowable assets:

Accounts receivable		224
Accounts receivable from affiliates		1,066
Dealer concession receivable from affiliates		511
Advisory service fee receivable		50,277
Service fee receivable		1,027
Other assets		55
Total non-allowable assets		53,160
Net capital before haircuts on securities positions		30,245

Haircuts on securities:

Money market fund		1,276
Net capital	$	28,969
Aggregate indebtedness	$	36,481

Computation of basic net capital requirement

Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$	2,432
Excess net capital	$	26,538
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	25,322
Ratio: aggregate indebtedness to net capital		1.259 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited amended Form X-17a-5 Part IIA filing on January 28, 2025.

VALIC Financial Advisors, Inc.
Computation of Determination of Reserve Requirements Under
Rule 15c3-3 of the U.S. Securities and Exchange Commission
December 31, 2024   **Schedule II**

The Company claims exemption from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3. Also, the Company has no reserve deposit obligations under Rule 15c3-3(e) because its business is limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and effecting certain investment advisory transactions where the funds are transmitted to the trustee and not transmitted to the Company.

VALIC Financial Advisors, Inc.
Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the U.S. Securities and Exchange Commission
December 31, 2024   **Schedule III**

The Company claims exemption from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3. Also, the Company has no possession or control obligations under SEA Rule 15c3-3(b) because its business is limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company and effecting certain investment advisory transactions where the funds are transmitted to the trustee and not transmitted to the Company.